UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 333-140637

(Check One): ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:   December 31, 2012

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

PREMIER POWER RENEWABLE ENERGY, INC.
Full name of registrant:

Former name if applicable:

4961 Windplay Drive, Suite 100
Address of principal executive office (Street and number):

El Dorado Hills, California 95762
City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company's Annual Report on Form 10-K (the "Form 10-K") for the year ended December 31, 2012 cannot be filed within the prescribed time period without unreasonable effort or expense.  The Company has not been able to obtain and assimilate all information required to complete its accounting for the year.  Accordingly, the Company has not been able to complete its financial statements and other required disclosure to its Form 10-K.     In addition, the Company has unresolved issues with its independent registered public accounting firm, Macias Gini & O’Connell LLP (“Auditor”), over past due fees for prior services.  These issues, from the Auditor’s perspective, give rise to concerns over their ability to be independent in order to commence work on the audit of the Company's financial statements for the fiscal year ended December 31, 2012.  The Company is trying to resolve these issues to enable the Auditor to commence work on the audit of the Company's 2012 financial statements.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Miguel de Anquin	(916)	939-0400
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒Yes ☐No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

Consistent with results of operations reported for the first three quarters of 2012, the Company expects to report revenues for the year ended December 31, 2012 that reflect a significant decline from the prior year. The Registrant expects to report net loss for the year ended December 31, 2012. The primary reasons for the significant change relates to delays in the start of several projects, partially due to limited available capital to proceed.

PREMIER POWER RENEWABLE ENERGY, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2013	By:	/s/ Francesco Marangon
Francesco Marangon
Chief Executive Officer